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October 18, 2022	PARIS
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VIA EDGAR Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Mobileye Global Inc.

Registration Statement on Form S-1

Filed September 30, 2022

File No. 333-267685

Ladies and Gentlemen:

On behalf of Mobileye Global Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 14, 2022 on the Company’s Registration Statement on Form S-1 filed on September 30, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for the Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

U.S. Securities and Exchange Commission

October 18, 2022

Risks Related to our Relationship with Intel and our Dual Class Structure

We may have conflicts of interest with Intel..., page 47

1.	We note your disclosure that, under the Technology and Services Arrangement and the LiDAR Product Collaboration Agreement, Intel will own most or all intellectual property that you develop involving lidar or radar technology. Please discuss the risks and uncertainties regarding how these arrangements may impact your business operations or financial results. Disclose in the prospectus summary the risks and conflicts of interest related to your agreements with Intel.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 12, 17, 51 and 52 to discuss the risks and uncertainties regarding how the arrangements under the Technology and Services Arrangement and the LiDAR Product Collaboration Agreement may impact the Company’s business operations or financial results and to disclose in the prospectus summary the risks and conflicts of interest related to the Company’s agreements with Intel.

Certain Relationships and Related Party Transactions

Historical Related Party Transactions

Cross-License Agreement, page 151

2.	Please file as an exhibit the Cross-License Agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 159 to clarify that the Cross-License Agreement was previously filed as Exhibit 10.21 to the Registration Statement.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Mobileye Global Inc.

Anat Heller

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel

cc:	Sullivan & Cromwell LLP

John L. Savva